

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 16, 2010

VIA U.S. MAIL and FACSIMILE

Mr. Alan L. Schwartz
Chief Financial Officer
Imaging Diagnostic Systems, Inc.
5307 NW 35th Court
Fort Lauderdale, FL 33309

> RE: **Imaging Diagnostic Systems, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed October 13, 2009**
> **File No. 000-26028**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Reports of Independent Registered Public Accounting Firm, page 48

1.  We see from language in the scope paragraph herein that Sherb & Co. LLP has
    audited the Company's statements of operations, stockholders' equity (deficit),
    and cash flows for each of the years ended June 30, 2009, 2008, 2007 and for the
    period December 10, 1993 (date of inception) to June 30, 2009. We also see
    Sherb & Co. LLP's audit of the financial statements for the period December 10,
    1993 (date of inception) to June 30, 2005 is based on their reliance on the work of
    another auditor, that the other auditors' report has been furnished to them and that
    their opinion, insofar as it relates to amounts included for such period, is based
    solely on the report of such other auditor.  Note that while PCAOB AU Section
    543 does not require a principal auditor to make reference to another auditor's
    report for a period to which the principal auditor takes responsibility, if reference
    is made to the other auditor's report, Rule 2-05 of Regulation S-X requires you to
    file the separate report of the other accountant.  Since this audit report references
    another auditors' report and there are no audit reports from other auditors in the
    filing, tell us why you did not file the other auditor's report that Sherb & Co. LLP
    references in their audit report.

Statements of Operations, page 50

2.  We refer to the gain on the sale of fixed assets, which appears to be the
    recognized gain from the sale of your Plantation, Florida commercial building.  In
    future filings, please present the gain on sale of property used in operations as a
    component of your operating loss rather than as a non-operating item or tell us
    why you do not believe classification of this gain as a component of operating
    loss is required by U.S. GAAP.  Refer to the guidance at FASB ASC Topic 360-
    10-45-5.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information.  Detailed cover letters greatly facilitate our review.  Please submit your
cover letter on EDGAR.  Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions.  In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.


Sincerely,


Jay Webb
Reviewing Accountant